

December 9, 2008

<u>**Via Facsimile and U.S. Mail**</u>
Mr. Pat Maloney
Bell, Boyd & Lloyd, LLP
70 W. Madison Street, Suite 3100
Chicago, IL 60602

Re: Tier Technologies, Inc.
Soliciting Materials on Schedule 14A filed December 3, 2008 by
Discovery Equity Partners, L.P.
File No. 1-33475

Dear Mr. Maloney:

We have reviewed the filing listed above and have the following comments. If you disagree, we will consider your explanation as to why one or more of our comments are inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please ensure that in addition to revising these materials, as applicable, that you comply with the principles expressed here with respect to any future proxy materials.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Provide us with support for the statements you make with respect to the following statements:

- o "[t]he Tier Board has…fostered a culture with excessive corporate overhead, has not unlocked the value of Tier's primary Electronic Payment Processing or "EPP" business, has hoarded cash and has entrenched itself to prevent a sale of the business…;"

- o "[t]he current board has overseen a culture of poor management…;"

- o "[a] series of 12 acquisitions from 1998-2002 were poorly integrated…;"

- o "[Tier's] struggles led to earnings manipulation, accounting irregularities in 2005…;"

- o "[a]s a result of poor oversight and ineffective decisions, the Tier Board has not been able to generate value for shareholders…;"

- o "[t]he company has hoarded cash for years …the excess cash was invested in auction rate securities that are now illiquid…;" and,

- o "[f]rom our contacts in the industry, we know that there are logical, qualified and very interested buyers that will pay a premium for Tier…"

   Where the basis of support are other documents, such as analysts' reports and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized. Also, please confirm your understanding that referring to another person's statement does not insulate you from the requirement to comply with Rule 14a-9.

The Board Has Supervised Mismanagement and Losses, page 2

2. Please avoid statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9. Please revise to delete or provide a sufficient basis for your assertions in the document. In this regard, we refer you to the assertion that Mr. Rosetti has "perpetuated the culture of mediocrity."

The Board Cannot Deliver Value for EPP as a Stand-Alone Entity, page 3

3. Please provide further context to the disclosure regarding the growth potential and historical performance of the EPP business segment. Moreover, provide more balanced disclosure in your discussion of the Board's actions with respect to the EPP segment. For example, disclose the Board's decisions with respect to the EPP segment versus the other business segments, inclusive of decisions that have been made to discontinue operations in particular segments.

4. Your disclosure implies that it is a Board "strategy" to let Tier generate losses for several more years. We also note disclosure implying that the Board and management are unwilling to sell the company and may be dissuading interested buyers. Please provide objective support for the assertions made.

5. Please supplementally provide us with a copy of the August 2, 2007 publication by Foley & Lardner LLP. Please mark any supporting documents you provide in response to this comment and others to identify the specific information relied upon by you. Additionally, please keep in mind when excerpting disclosure from other sources, such as law firm publications or articles, ensure that you properly quote and describe the context in which the disclosure has been made so that its meaning is clear and unchanged.

6. You disclose that Discovery Equity Partners, L.P. and certain related parties "may" file a proxy statement with the Securities & Exchange Commission to solicit stockholders of Tier with respect to the election of directors and one or more stockholder proposals. You further advise stockholders to read the proxy statement "when and if" it becomes available. It would appear that the participants in the solicitation are relying on Rule 14a-12 to solicit stockholders of Tier. Please note that Rule 14a-12 was not intended to create another exemption from the proxy rules. As you are aware, Rule 14a-12 is titled, "Solicitation before furnishing a proxy statement." As such, please be advised that parties intending to rely upon Rule 14a-12 in making proxy solicitations may only do so to the extent that they intend to file and disseminate a proxy statement. See Interpretation I.D.3 in the July 2001 Interim Supplement to the Staff's Telephone Interpretations Manual. Please remove the implication in future filings that Discovery Equity Partners, L.P. and certain other related parties have only reserved the right to file a proxy statement in the future and confirm for us that each of the filing parties fully intends to file a proxy statement. Alternatively, advise us of the exemption from the federal proxy rules upon which the filing parties intend to rely to conduct their solicitation.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the filing person is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

- you are responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- you may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3757 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Attorney-Advisor
Office of Mergers & Acquisitions

cc: Michael R. Murphy
        Discovery Equity Partners, L.P.